Schedule TO
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

EXXON MOBIL CORPORATION
(Name of Subject Company)

KING WIN LAUREL LIMITED
(Names of Filing Persons-offeror)

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

30231G102
(Cusip Number of Class of Securities)

Xiufeng Zhang
Director
KING WIN LAUREL LIMITED
Room 1407, Building 1#
No. 15 Yun Jing Dong Lu
Tong Zhou District
Beijing 101101, China
Telephone: +86-10-6502 2570
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)


[x]    Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[  ]issuer tender offer subject to Rule 13e-4.
[  ]going-private transaction subject to Rule 13e-3.
[  ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting
the results of the tender offer.    [ ]


The following press release was issued by KIGN WIN LAUREL LIMITED:


Date: October 28, 2005

PRESS RELEASE


KING WIN LAUREL LIMITED TO LAUNCH CASH TENDER OFFER
FOR EXXON MOBIL CORPORATION FOR A COMBINATION
OF US $35.00 AND CHINESE RMB YUAN 283.50
PER SHARE OF COMMON STOCK

Beijing, China, October 28, 2005. Today, KING WIN LAUREL LIMITED announced that it will commence a cash tender offer to purchase all of the outstanding shares of Exxon Mobil Corporation (NYSE: XOM) at a combination of US $35.00 and Chinese RMB Yuan 283.5 for each share of common stock, without par value, or approximately US $ 450 billion.

The offering prices of the proposed transaction will be as follows:

(1) We value US $70.00 for each share of common stock, without par value;

(2) For each share of common stock, we will pay a combination of US $35.00 and Chinese RMB Yuan 283.50 in cash.
In addition, if the merger of Exxon Mobil Corporation with us is completed, each share of common stock of Exxon Mobil
Corporation, either tendered by the offer or not, will be automatically entitled to enjoy a right to receive extra consideration in cash that will be subject to the following condition:
If during a year after merger, the annual average sale price of crude oil on market over the world of is over US $80 per barrel, the right to receive extra consideration for the year will be effective and be executed.
The extra consideration for the year, net to seller in cash, will be between US $0.01 and $0.50 and will be dependent on both the annual average sale price of crude oil on market over the world and the total sale volume of crude oil by us during the year.

(3) For the outstanding options of Exxon Mobil Corporation, the consideration paid to seller will be computed upon the bases of their original contractual exercisable prices awarded.
The options will have no rights to
receive the extra consideration in any case.

Given the Exxon Mobil's leading position in energy field and based on the last quoted price of $ 56.31, we believe our offer presents the compelling value to Exxon Mobil's shareholders. This proposed acquisition of Exxon Mobil Corporation is just the beginning to develop business in energy industry for King Win Laurel Limited.

In connection with announcing the tender offer, Mr. Zhang has submitted a letter to the Exxon Mobil's Board of Directors in which he expressed a desire to discuss the proposed offer with the Board.

The proposed tender offer will be subject to the conditions of obtaining the governmental or regulatory approvals under the applicable laws of Exon-Florio provision and Hart-Scott-Rodino Act and a majority of Exxon Mobil's shares on a fully diluted basis being tendered and not withdrawn.
The offer will be subject to financing.
King Win Laurel Limited expects to commence the tender offer on the next day after the date on which it obtains the approval, subject to the Exon-Florio provision, on its proposed offer from the Committee on Foreign Investment in the United States ("CFIUS").
Pursuant to the requirements of the Exon-Florio provision, King Win Laurel Limited plans to file a Notification (and other information materials, if required) with respect to the proposed offer with the CFIUS as promptly as possible after the date hereof.

King win laurel limited was incorporated in New Zealand on October 21, 2005 and was designed to commerce the offer to merger with Exxon Mobil Corporation.
To date, we have engaged in no activities
 other than those incident to our formation and the commencement of the Offer. For more information about King Win
Laurel Limited, please call the Takeover Office of King Win Laurel Limited at (0086-10) 6052-2570.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY
AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF
AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE
OFFER TO BUY EXXON MOBIL'S COMMON STOCKS AND OPTIONS
WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE
AND RELATED MATERIALS THAT KING WIN LAUREL LIMITED
INTENDS TO FILE WITH SEC ON THE NEXT BUSINESS DAY
AFTER THE DATE ON WHICH IT OBTAINS THE APPROVAL,
SUBJECT TO THE EXON-FLORIO PROVISION, ON ITS PROPOSED
OFFER FROM THE COMMITTEE ON FOREIGN INVESTMENT IN
THE UNITED STATES ("CFIUS"). PURSUANT TO THE REQUIREMENTS
OF THE EXON-FLORIO PROVISION, KING WIN LAUREL
LIMITED PLANS TO FILE A NOTIFICATION (AND OTHER
INFORMATION MATERIALS, IF REQUIRED) WITH RESPECT
TO THE PROPOSED OFFER WITH THE CFIUS AS PROMPTLY
AS POSSIBLE AFTER THE DATE HEREOF. STOCKHOLDERS
SHOULD READ THESE MATERIALS CAREFULLY BECAUSE
THEY CONTAIN IMPORTANT INFORMATION, INCLUDING
THE TERMS AND CONDITIONS OF THE OFFER.
STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO
PURCHASE AND RELATED MATERIALS WITH RESPECT TO
 THE TENDER OFFER FREE AT THE SEC WEBSITE AT
WWW.SEC.GOV OR DIRECTLY FROM THE TAKEOVER
 OFFICE OF KING WIN LAUREL LIMITED.


Note: the following notice is included to meet certain legal requirements:

FORWARD LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as
 "may," will," "expected," "potential," or the negative of those words and other comparable words. King Win Laurel Limited wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of King Win
Laurel Limited. Factors that could cause actual results to differ materially include, but are not limited to: (1) The regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule and we cannot provide assurance for this;
(2) we cannot provide assurance that the offer described in this release will be successfully completed; (3) the effects of legislative and regulatory changes; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) expected benefits from the transaction may not be fully realized or realized within the expected time frame;
(6) revenues following the transaction may be lower than expected;
(7) the potential for increased competition on market;
(8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for crude oil; (11) the ability to expand distribution;
(12) changes in labor, equipment and capital costs or availability;
(13) the continued ability to create or acquire products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) adverse weather conditions or natural disasters, such as hurricanes and earthquakes; (16) general business and economic conditions; and (17) other risks being beyond our anticipation.


ADDITIONAL INFORMATION

 Any information concerning Exxon Mobil Corporation contained in this filing has been taken from, or is based upon, publicly available information. Although King Win Laurel Limited does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, King Win Laurel Limited does not take any responsibility for the accuracy or completeness of such information. To date, King Win Laurel Limited has not had access to the books and records of Exxon Mobil Corporation.

Investors and security holders are urged to read the disclosure documents regarding the proposed tender offer, when they become available, because they will contain important information.
The disclosure documents will be filed with the SEC by King
Win Laurel Limited. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by King Win Laurel Limited with the SEC at the SEC website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from King Win Laurel Limited by directing a request to the Takeover Office of King Win Laurel Limited, Room 1407,
Building 1#, No. 15 Yun Jing Dong Lu,
Tong Zhou District, Beijing 101101, China.